Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q1 2024 Results &
Progress of Strategic 5-Year Plan

- $13M positive operating cash flow for the quarter -
- Company announces new one-year $15m share buyback program -

KFAR SAVA, Israel, May 2, 2024 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the first quarter ended March 31, 2024, together with its progress to date executing the 5-Year Strategic Plan announced on February 1st.

Financial Results

Silicom’s revenues for the first quarter of 2024 totalled $14.4 million compared with $37.2 million for the first quarter of 2023.

On a GAAP basis, the company’s net loss for the quarter totalled $(3.4) million, or $(0.55) per ordinary share (basic and diluted), compared with net income of $3.5 million, or $0.52 per ordinary share (basic and diluted), for the first quarter of 2023.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $(2.4) million, or $(0.38) per ordinary share (basic and diluted), compared with net income of $4.2 million, or $0.61 per diluted share ($0.62 per basic share), for the first quarter of 2023.

Guidance

Management projects that revenues for the second quarter of 2024 will range from $15 million to $17 million. We believe that excess customer inventories and global economy headwinds will ease moving forward through 2024, resulting in second half revenues that are higher than those of the first half, and full-year revenues of approximately $70 million.

Share Repurchase Plan

In addition, the Company today announced that its Board of Directors has authorized a new one-year share buyback plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan will take effect as soon as the previously-announced $15 million one-year plan is completed. The timing and actual number of shares repurchased will depend upon a variety of factors, including share market price and general business and market conditions. The plan authorizes management to repurchase ordinary shares using a variety of methods, including open market transactions in compliance with the rules of the US Securities and Exchange Commission and other applicable legal requirements. Repurchases will be funded from available working capital. The plan does not obligate Silicom to buy back any specific number of shares and may be suspended or terminated at any time at Management’s discretion. Management notes that its cash balance provides sufficient working capital and financial flexibility to weather the current environment while completing the Company’s current share buyback program and carrying out this new one.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “During the past three months, execution of the first phase of our 5-Year Strategic Plan has stabilized our operating expenses and strengthened our core business platform. By discontinuing non-core programs and carrying out a company-wide efficiency initiative, our operating expenses are now at a level that will fully support our future growth drivers and return us to profitability at projected revenue levels. We are proud to have delivered an impressive $13 million positive operating cash flow during this challenging quarter, demonstrating the strength and quality of our working capital. We continue to aim for 20% compound average annual growth from 2024 as a baseline, with Earnings Per Share (EPS) increasing gradually to above $3 in 2028.”

Mr. Eizenman continued, “At the same time, as part of our re-focus on our Server Adapter and Edge solution portfolios, we are investing significantly to develop two strategic new product families aimed at expanding our leadership and revenues from some of the market’s highest growth segments. We have also implemented a new sales compensation plan that has positively impacted our Design Win pipeline, already bringing us an initial flow of new small-to-medium Design Wins.”

Mr. Eizenman concluded, “As a concrete indication of our confidence, we continue to execute on our aggressive share buyback program, and the Board has just approved a new repurchase plan for the coming year. During the first quarter, we repurchased approximately 250,000 shares, well ahead of our original schedule for repurchasing 1.6 million shares by the end of 2025. We believe this effort, coupled with our focus on the core and continued strict discipline with expenses, will return us to growth and profitability, creating significant shareholder value over the long term.”

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Conference Call Details
Silicom’s Management will host an interactive conference today, May 2nd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0609
INTERNATIONAL:  +972 3 918 0609
At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, impairment of goodwill, taxes on amortization and impairment of acquired intangible assets, impairment of intangible assets and related write-offs, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	March 31,	December 31,
	2024	2023

Assets

Current assets
Cash and cash equivalents	$61,148	$46,972
Marketable securities	4,978	7,957
Accounts receivables: Trade, net	11,902	25,004
Accounts receivables: Other	5,050	3,688
Inventories	46,292	51,507
Total current assets	129,370	135,128

Marketable securities	14,583	16,619
Assets held for employees’ severance benefits	1,294	1,357
Deferred tax assets	2,290	2,359
Property, plant and equipment, net	3,310	3,552
Intangible assets, net	2,255	2,253
Right of Use	6,121	6,466
Total assets	$159,223	$167,734

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$3,032	$4,139
Other accounts payable and accrued expenses	6,522	6,668
Lease liabilities	1,792	2,070

Total current liabilities	11,346	12,877

Lease liabilities	3,648	3,877
Liability for employees’ severance benefits	2,616	2,672
Deferred tax liabilities	130	46

Total liabilities	17,740	19,472

Shareholders' equity
Ordinary shares and additional paid-in capital	71,443	70,693
Treasury shares	(47,728)	(43,631)
Retained earnings	117,768	121,200
Total shareholders' equity	141,483	148,262

Total liabilities and shareholders' equity	$159,223	$167,734

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2024	2023
Sales	$14,365	$37,181
Cost of sales	10,326	25,396
Gross profit	4,039	11,785

Research and development expenses	4,921	5,138
Selling and marketing expenses	1,520	1,503
General and administrative expenses	1,061	1,093
Total operating expenses	7,502	7,734

Operating income (loss)	(3,463)	4,051

Financial income (expenses), net	399	299
Income (loss) before income taxes	(3,064)	4,350
Income taxes	368	813
Net income (loss)	$(3,432)	$3,537

Basic income (loss) per ordinary share (US$)	$(0.55)	$0.52

Weighted average number of ordinary shares used to compute basic income (loss) per share (in thousands)	6,274	6,747

Diluted income (loss) per ordinary share (US$)	$(0.55)	$0.52

Weighted average number of ordinary shares used to compute diluted income (loss) per share (in thousands)	6,274	6,848

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period
	ended March 31,
	2024	2023

GAAP gross profit	$4,039	$11,785
(1) Share-based compensation (*)	61	114
Non-GAAP gross profit	$4,100	$11,899

GAAP operating income (loss)	$(3,463)	$4,051
Gross profit adjustments	61	114
(1) Share-based compensation (*)	689	610
Non-GAAP operating income (loss)	$(2,713)	$4,775

GAAP net income (loss)	$(3,432)	$3,537
Operating income (loss) adjustments	750	724
(2) Lease liabilities - Financial expenses (income)	(43)	(168)
(3) Taxes on amortization and impairment of acquired intangible assets	353	68
Non-GAAP net income (loss)	$(2,372)	$4,161

GAAP net income (loss)	$(3,432)	$3,537
Adjustments for Non-GAAP Cost of sales	61	114
Adjustments for Non-GAAP Research and development expenses	313	306
Adjustments for Non-GAAP Selling and marketing expenses	176	153
Adjustments for Non-GAAP General and administrative expenses	200	151
Adjustments for Non-GAAP Financial income (loss), net	(43)	(168)
Adjustments for Non-GAAP Income taxes	353	68
Non-GAAP net income (loss)	$(2,372)	$4,161

GAAP basic income (loss) per ordinary share (US$)	$(0.55)	$0.52
(1) Share-based compensation (*)	0.12	0.11
(2) Lease liabilities - Financial expenses (income)	(0.01)	(0.02)
(3) Taxes on amortization and impairment of acquired intangible assets	0.06	0.01
Non-GAAP basic income (loss) per ordinary share (US$)	$(0.38)	$0.62

GAAP diluted income (loss) per ordinary share (US$)	$(0.55)	$0.52
(1) Share-based compensation (*)	0.12	0.11
(2) Lease liabilities - Financial expenses (income)	(0.01)	(0.03)
(3) Taxes on amortization and impairment of acquired intangible assets	0.06	0.01
Non-GAAP diluted income (loss) per ordinary share (US$)	$(0.38)	$0.61

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))